Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Psychiatric Solutions, Inc. for the registration of debt securities, preferred stock, common stock warrants, and common stock and to the incorporation by reference therein of our report dated February 28, 2006, except for Note 4, as to which the date is November 28, 2006, with respect to the consolidated financial statements of Psychiatric Solutions, Inc., and our report dated February 28, 2006, with respect to Psychiatric Solutions, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Psychiatric Solutions, Inc. for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young
November 28, 2006
Nashville, Tennessee